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                                                                       EXHIBIT 2


                         [RANDGOLD RESOURCES LETTERHEAD]





FOR IMMEDIATE RELEASE                              For further information call:
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                                          (CEO) Mark Bristow on +44 779 775 2288
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                                        (CFO) Roger Williams on +44 779 771 9660
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        RANDGOLD RESOURCES POSTS THREEFOLD INCREASE IN INTERIM PROFITS,
               STEPS UP EXPLORATION AND NEW BUSINESS DEVELOPMENT


                      UPDATE ON INDICATIVE MERGER PROPOSAL


LONDON, 12 AUGUST 2003 - The London and Nasdaq listed gold mining and exploration company Randgold Resources Limited ("Randgold Resources") (LSE: RRS) (NASDAQ: GOLD) has boosted its net profit for the half-year to June by US$25 million to US$33.6 million. Net profit for the June quarter was US$16.6 million.

Reporting these results today, the Company said the sustained profit flow had further strengthened its balance sheet, and it now had cash and cash equivalents of some US$100 million. It had stepped up exploration spending during the past quarter with encouraging results from its major programmes, and was also progressing its pursuit of external growth opportunities.

The Morila gold mine in Mali, in which Randgold Resources has a 40% interest, again delivered good results, producing 236 449 ounces at a head grade of 10.5g/t. In spite of higher fuel prices and the impact of a mill motor failure on throughput, total cash operating cost still averaged US$70/oz and total cash cost US$93/oz. A capital expansion programme designed to increase the production level to 350 000 tons per month is on track for completion by the year-end, and the drilling programme along the high-grade axis at the mine is returning better-than-expected results.

At the Company's Loulo project, also in Mali, good progress was made in advancing the project to a final development decision. In the meantime, negotiations with the government regarding permitting of a potential mine and regional infrastructure issues moved ahead. Five boreholes drilled at depth below the open pittable reserve have also produced good results. These boreholes form the first phase of a drilling programme designed to convert the large resource below the scheduled pit into an underground reserve.



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On the Baboto prospect, 10km north of the Loulo deposit, trenching has outlined a high-grade area and returned encouraging intercepts. Geological modelling is currently in progress and further drilling is scheduled for Loulo, Baboto, other satellites and the depth extension to the 1.5 million ounce Yalea deposit during the last quarter of this year.

Initial drilling of conceptual targets on Randgold Resources' properties in the Morila region have intercepted significant gold mineralisation and further exploration work will be undertaken after the rainy season to determine the extent of the mineralised system.

In Senegal, trenching over an 800 metre strike length has confirmed the continuity of mineralisation on the TA target and pitting is now in progress to test for mineralised extensions. In Tanzania, the Company has secured six exploration licences within the Victoria Lake goldfields and field exploration has started. Randgold Resources and the Tanzanian government have formed a collaborative venture focused on exploration in the Musoma greenstone belt.

"Our portfolio of projects reflects our overriding objective, which is to build sustainable mining projects with significant returns. These projects range from embryonic prospects to those which are near production. Our immediate aim is to drive them up to the production stage through the delineation and development of economically exploitable resources," said chief executive Dr Mark Bristow.

"At the same time, we are also looking at external growth opportunities with a view to participating in the current rationalisation of the global gold mining industry. A number of these opportunities are currently being subjected to due diligence investigations."


     Indicative merger proposal

As announced on Friday 8 August, Randgold Resources has submitted an indicative merger proposal to Ashanti Goldfields Company Limited ("Ashanti") proposing the merger of Ashanti and Randgold Resources by way of a scheme of arrangement at the following ratio:

For every two Ashanti shares or Global Depository Receipts : one Randgold Resources ordinary share or American Depository Receipt (the "Indicative Merger Proposal").

Randgold Resources believes that the Indicative Merger Proposal represents an attractive alternative to the proposed acquisition of Ashanti by AngloGold Limited. In particular, following the merger, Ashanti shareholders would hold approximately 70 per cent. of the enlarged company, with existing Randgold Resources shareholders retaining approximately 30 per cent., allowing each company's shareholders to retain a substantial interest in the strong growth prospects of the merged business and to maintain a significant participation in the upside potential already contained within both Ashanti and Randgold Resources.


     Rationale for the merger

Randgold Resources' vision is the creation of a major independent pan-African gold business, focused on creating value and with ready access to the world's leading capital markets, and its strategy is one of growth and continued development.



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Following the merger, it is intended that the Ashanti name would be retained for the merged business and that the Ashanti brand would be relaunched on the London Stock Exchange with full UK index membership. The merged business would also be listed in the US and Ghana. Accra would be retained as the operational centre of the new Ashanti.

The merged business would benefit from substantial cash resources and cash-generative assets. Its combined assets also offer significant upside potential, particularly with regard to the mineralisation being outlined at depth in the Obuasi Deeps orebody as well as Randgold Resources' own development projects.

Other benefits of Randgold Resources' proposal include:

o Enhanced access to major international capital markets (UK and US listings);

o a strengthened global presence through the relaunch of Ashanti in London, the primary international mining market;

o    a liquid stock which is expected to be included in the FTSE 250 index;

o a strong, uncommitted cash flow from Randgold Resources' Morila mine to fund the enlarged business's growth strategy;

o a strong pan-African identity, reinforced by the strategic vision shared by both companies; and

o    enhanced asset and balance sheet quality.


     Next steps


Randgold Resources and Ashanti are currently entering into a mutual due diligence process, following which Randgold Resources would hope to be in a position to make a definitive proposal as quickly as possible.

Discussions are at an early stage and there can be no guarantee that an agreement between Randgold Resources and Ashanti will be reached. Further announcements will be made in due course, as appropriate.

ENQUIRIES:

RANDGOLD

Chief Executive
Dr Mark Bristow
+44 779 775 2288

FINANCIAL DIRECTOR
Roger Williams
+44 779 771 9660
Investor & Media Relations
Kathy du Plessis
+27 11 728 4701
Cell : +27 (0) 83 266 5847
randgoldresources@dpapr.com


HSBC BANK PLC

Adrian Coates/
TIM MORGAN-WYNNE/
Jan Sanders
+44 207 991 8888



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HSBC BANK PLC, WHICH IS REGULATED IN THE UNITED KINGDOM BY THE FINANCIAL
SERVICES AUTHORITY, IS ACTING FOR RANDGOLD RESOURCES LIMITED, AND NO-ONE ELSE IN CONNECTION WITH THE MATTERS REFERRED TO IN THIS DOCUMENT AND WILL NOT BE RESPONSIBLE TO ANY PERSON OTHER THAN RANDGOLD RESOURCES LIMITED FOR PROVIDING THE PROTECTIONS AFFORDED TO CUSTOMERS OF HSBC BANK PLC, OR FOR ADVISING ANY SUCH PERSON ON THE CONTENTS OF THIS ANNOUNCEMENT OR ANY TRANSACTION REFERRED TO IN THIS ANNOUNCEMENT.


DISCLAIMER: Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. For a discussion of important factors and risks involved in Randgold Resources' business, refer to Randgold Resources' Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003.

Randgold Resources does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

Nothing in this announcement constitutes an offer, or the solicitation of an offer, to buy or sell securities in any jurisdiction



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        Issued on behalf of Randgold Resources Limited by du Plessis Associates.
                            dPA contact Kathy du Plessis - Tel: +27 11 728 4701,
[DU PLESSIS     mobile:+27 (0) 83 266 5847 or e-mail randgoldresources@dpapr.com
ASSOCIATES                                    website: www.randgoldresources.com
LOGO]
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                                   DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.